

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 5, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Tim Daniels
President and Chief Financial Officer
Dittybase Technologies, Inc.
Suite 102
31 Bastion Square
Victoria, BC
Canada V8W 1J1

> **Re: Dittybase Technologies, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed August 15, 2008**
> **File No. 0-51082**

Dear Mr. Daniels:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 16 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America</u>

1. We note your disclosure under Uncertainties within Operating and Financial Review and Prospects regarding the Canadian Copyright Board and Tariff 22. You state Dittybase has taken precautions by holding 10% of all gross sales transactions in Canada. Please clarify if by "holding" you mean an accrual was made for the tariff. If an accrual for the tariff was not made, please explain why including your consideration of SFAS 5 for US GAAP. In addition, please tell us the impact on the company of Tariff No. 22.A, issued November 24, 2007.

    Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Senior Staff Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew
Accounting Branch Chief